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FIRST MINING TO ACQUIRE CLIFTON STAR RESOURCES INC.

February 12, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining”) and Clifton Star Resources Inc. (“Clifton Star”) are pleased to announce that the companies have entered into a definitive arrangement agreement (the “Agreement”) pursuant to which First Mining has agreed to acquire all of the issued and outstanding common shares of Clifton Star in exchange for one common share of First Mining for each Clifton Star common share held. On completion of the transaction, Clifton Star will become a wholly-owned subsidiary of First Mining and former shareholders of Clifton Star will hold approximately 13.6% of the issued and outstanding shares of First Mining. The parties to the transaction are at arm’s length. The transaction implies a value of CAD$0.425 per Clifton Star share based on the closing prices of each company’s common shares on the TSX Venture Exchange (“TSXV”) on February 11, 2016, which represents a premium of approximately 130% to Clifton Star’s closing price on February 11, 2016. Based on the 30 day volume-weighted average price (“VWAP”) of each of the companies ending on February 11, 2016, the offer represents a premium of approximately 122% to Clifton Star’s 30 day VWAP.

BENEFITS OF TRANSACTION

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Results in Clifton Star shareholders having exposure to a leading company with a robust and growing portfolio of assets located in the Americas  focusing on gold with an experienced management team with a proven track record of building value;

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Clifton Star shareholders will receive shares of First Mining with a value representing a significant premium to the current market price of Clifton Star shares;

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Diversification from the risks associated with early stage, exploration companies such as Clifton Star whose shareholders will gain access to First Mining’s broad portfolio of assets;

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Provides First Mining with an entry point into Québec by adding two quality gold assets containing close to one million ounces of in-the-ground attributable gold resources:

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A 10% indirect interest in the Duparquet Gold Project which, on a 100% basis, hosts an NI 43-101 compliant Measured and Indicated Resource of 59.7 million tonnes grading 1.57 Au grams per tonne containing 3.0 million ounces of gold and Inferred Resources of 28.5 million tonnes grading 1.46 Au grams per tonne containing 1.3 million ounces of gold;

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A 100% interest in the Duquesne Gold Project which hosts an NI 43-101 Indicated Resource of 1.9 million tonnes grading 3.33 Au grams per tonne containing 199,000 ounces of gold and Inferred Resources of 1.6 million tonnes grading 5.58 Au grams per tonne containing 280,000 ounces of gold; and

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A 100% interest in four early stage precious and base metal projects in Québec

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Increases the treasury of First Mining by adding approximately CAD$11 million in cash, net of transaction costs, at closing which will provide capital to continue additional acquisitions in line with its business strategy; and

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Provides Clifton Star shareholders with shares in a company with an enhanced capital markets presence and a significantly larger market capitalization with a pro forma market capitalization in excess of CAD$140 million based on current share prices and which has superior trading liquidity.

SUMMARY OF PROPOSED TRANSACTION

Under the terms of the Agreement on closing each Clifton Star shareholder will receive one common share of First Mining for each Clifton Star common share held. First Mining will issue a total of 48,209,962 common shares to the former Clifton Star shareholders, valuing Clifton Star’s equity at approximately CAD$20.5 million or CAD$0.425 per share. In addition, all outstanding stock options of Clifton Star will be exchanged for stock options of First Mining which will be governed by First Mining’s Stock Option Plan. Following the completion of the transaction, the current shareholders of Clifton Star will hold approximately 13.6% of the issued and outstanding shares of First Mining.

The Arrangement will require the approval of at least two-thirds of the votes cast by the shareholders of Clifton Star voting on such resolution at a special meeting expected to take place in mid-April 2016.

The Arrangement is subject to applicable shareholder, court and stock exchange approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

Keith Neumeyer, Chairman of First Mining, stated: “The acquisition of Clifton Star provides First Mining an entry point into the Abitibi Region of Québec which is one of the world’s most prolific gold producing regions having yielded almost 200 million ounces of gold. This acquisition also provides First Mining with the financial capability to continue with its aggressive strategy. This transaction also provides an excellent opportunity for shareholders of Clifton Star to be part of our rapidly growing mineral bank which has been well received by the market place.”

Michel Bouchard, President and CEO of Clifton Star, stated: “The proposed transaction with First Mining results in an excellent premium to Clifton Star shareholders and enables them to benefit from both the ownership in a highly liquid stock and the participation in a diversified gold portfolio of advanced projects in North America. First Mining currently owns resources totalling 7.8 million equivalent ounces of gold, to which we will add our attributable gold ounces from both our Duquesne Project and our 10% indirect interest in the Duparquet Project. First Mining is headed by a well-known and experienced management team, keen on growing the company in the future”.

The Agreement includes customary provisions, including non-solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. In addition, Clifton Star may be required to pay a termination fee of CAD$625,000 upon the occurrence of certain events.

After taking into consideration, among other things, the fairness opinion of Bruce McKnight Minerals Advisor Services, the Board of Directors of Clifton Star has unanimously approved the Arrangement and will provide a written recommendation that Clifton Star shareholders vote in favor of the Arrangement which will be included in the information circular to be mailed to shareholders in connection with the Arrangement.

Each of the directors and officers of Clifton Star together with certain other shareholders of Clifton Star, who hold in the aggregate approximately 23.3% of the issued and outstanding Clifton Star shares (assuming no exercise of existing Clifton Star stock options) have entered into lock-up and voting agreements with First Mining and have agreed to vote in favor of the Arrangement at the special meeting of Clifton Star shareholders to be held to consider the Arrangement. Upon completion of the Arrangement, all of the directors and officers of Clifton Star will resign from their positions with Clifton Star.  Mr. Michel Bouchard, a current director of Clifton Star, will be appointed to the board of directors of First Mining and certain other directors and officers may be engaged by First Mining as consultants.

Full details of the Arrangement will be included in a Management Information Circular to be mailed to Clifton Star shareholders in accordance with applicable securities laws. Clifton Star expects to mail the Information Circular in mid-March 2016.

In addition and unrelated to the Clifton Star transaction, First Mining announces that it has agreed to settle certain liabilities amounting to CAD$126,000 by the issuance of 323,076 common shares of the Company.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 19 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824 or visit our website at www.firstminingfinance.com.

ABOUT CLIFTON STAR RESOURCES INC.

Clifton Star is a junior mining exploration company with a focus on gold and base metal exploration. The portfolio consists of six properties, all in Canada within the prolific Abitibi Greenstone Belt. The Duquesne Project is a past gold producer which produced from 1949 to 1952 and from 1989 to 1991. The projects are all located near existing mining camps with existing power and road infrastructures in mining friendly Québec. Clifton Star has an experienced management team with proven exploration and development achievements.

ON BEHALF OF THE BOARD OF FIRST MINING FINANCE CORP.	ON BEHALF OF THE BOARD OF CLIFTON STAR RESOURCES INC.

“Keith Neumeyer”	“Michel Bouchard”

Keith Neumeyer Chairman	Michel Bouchard President & CEO

 Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements”(collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: anticipated benefits of the Arrangement to First Mining and Clifton Star and their respective shareholders; the pro rata shareholdings of the current shareholders of Clifton Star in First Mining; pro forma market capitalization of First Mining; the timing and receipt of required shareholder, court, stock exchange and regulatory approvals for the Arrangement; the ability of First Mining and Clifton Star to satisfy the other conditions to, and to complete, the Arrangement; the anticipated timing of the mailing of the information circular regarding the Arrangement; and the closing of the Arrangement. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the Arrangement including, without limitation, receipt of all necessary securityholder, court, stock exchange and regulatory approvals or consents and lack of material changes with respect to the parties and their respective businesses, all as more particularly set forth in the Arrangement Agreement; the synergies expected from the Arrangement not being realized; business integration risks; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of First Mining’s shares; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; and title to properties. In addition, Clifton Star may in certain circumstances be required to pay a non-completion or other fee to First Mining, the result of which could have a material adverse effect on Clifton Star’s financial position and results of operations and its ability to fund growth prospects and current operations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Except as required by law, neither first Mining nor Clifton Star assumes any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.